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                                                                    Exhibit 4.73

PROCUREMENT AND INSTALLATION AGREEMENT OF DIGITAL MICRO WAVE RADIO ("GMD RADIO")
   FOR REGIONAL METRO JUNCTION (RMJ) PACKAGE II JAVA AND KALIMANTAN NO. K.TEL.
                    292/HK.810/ITS-00/2006 DATED 3 JULY 2006

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The Parties:              1.   TELKOM; and

                          2.   PT FUJITSU INDONESIA ("FUJITSU")

Scope of Agreement:       The parties agreed to procure and install the GMD
                          Radio RMJ Package-II in Java and Kalimantan.

Obligation of FUJITSU:    1.   Responsible for all risks occurring in the
                               implementation of the project;

                          2.   To obtain all necessary permits and licenses;

                          3. To employ qualified workers, supervise their works and to be responsible for their health and safety;

                          4.   To provide sufficient equipment and
                               infrastructure and also responsible for the safety of such equipment and infrastructure;

                          5.   To clean up the project site;

                          6.   To submit a written report to TELKOM;

Obligation of TELKOM:     1.   To ensure the availability of the project site;

                          2. To provide any necessary recommendation for FUJITSU in order to obtain all necessary permit;

                          3. To provide entry or exit permit to FUJITSU and all site workers;

                          4. To appoint project leader (PIMPRO) and project supervisor (WASPANG) in relation to the project.

Deadline of Completion:   180 calendar days since 3 July 2006.

Assignment:               FUJITSU shall not assign a part or the whole work to a
                          third party without prior written consent form TELKOM.

Termination:              TELKOM may unilaterally terminate the agreement should
                          one of the following events occur:

                          1. FUJITSU has not commenced the project after 14 calendar days since the signing of the agreement;

                          2. When the work is delayed due to series of force majeure events, which occurs consistently for more than 1 month;

                          3. When the completion of the work exceeds by more than 50% calendar days for each location and the
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                               amount of penalty has reached 5% of total
                               agreement price;

                          4. The work is delayed by FUJITSU for more than continuously 1 month not as result of force majeure and also not also due to fault of TELKOM;

                          5. FUJITSU is proven to have assigned the agreement to a third party without prior written consent of TELKOM.

Confidentiality:          FUJITSU shall keep the secrecy of all data including
                          but not limited to information, statement and other document unless such information, statement and document has already been published by TELKOM or FUJITSU has obtained prior consent from TELKOM.

Settlement of Dispute:    1.   Any disputes shall be settled amicably between
                               parties based upon good faith;

                          2. If the parties are unable to settle the dispute amicably, then the parties shall submit the dispute to the Indonesian National Board of Arbitration (BANI).

Governing Law:            The laws of the Republic of Indonesia.
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